

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2016

Via E-mail
James R. Mountain
Chief Financial Officer
ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963

> **Re:** **JAVELIN Mortgage Investment Corp.**
> **Schedule 13E-3 and Schedule TO**
> **Filed March 7, 2016 by JMI Acquisition Corporation and ARMOUR**
> **Residential REIT**
> **File No. 005-87204**

Dear Mr. Mountain:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments.

Schedule 13E-3

General

1. We note the disclosure that Javelin's "executive officers and eight of its nine directors also serve as the executive officers and directors, respectively, of ARMOUR." We also note disclosure indicating that "[f]our of the nine directors of JAVELIN and ARMOUR are affiliated with ACM and will benefit from the continuation of the Management Agreement after the Effective Date of the Merger" and those "four directors are Scott J. Ulm, Jeffrey J. Zimmer, Daniel C. Staton and Marc H. Bell." As these executives and directors appear to be engaged in the going private transaction, please add them as filing persons on the cover page of Schedule 13E-3 or explain why such individuals are not required to be named as such. For guidance, refer to the Division of Corporation

       Finance's Compliance & Disclosure Interpretations 201.05, available at
       http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm

2. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comments. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such a conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the filing person, and this fact should be reflected in the disclosure. In addition, be sure that each new filer signs the Schedule 13E-3. Please also note that if you add additional filing persons in response to comments, all of the information required by Schedule TO must be included as to each new filing person.

Offer to Purchase

What is the "Minimum Condition"?, page 4

3. We note that one of the conditions to the tender is that the number of shares that are properly tendered and not withdrawn be greater than fifty percent of the total number of outstanding shares of common stock not owned immediately before the Expiration Time by ARMOUR. Please disclose the current number of shares that must be tendered in order to satisfy the minimum condition.

Purposes of the Tender Offer and the Merger; Plans for JAVELIN after the Merger, page 17

4. Please revise to state the reasons for the structure of the Rule 13e-3 transaction and for undertaking the transaction at this time. See Item 1013(c) of Regulation MA.

Position of ARMOUR regarding Fairness of the Tender Offer and the Merger to JAVELIN Stockholders, page 18

5. Describe how the offer price was determined and by whom.

6. Item 1014 of Regulation M-A requires disclosure of each filing person's reasonable belief as to whether the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. Note that Rule 13e-3(a)(4) defines the term "unaffiliated security holder." Please revise accordingly. Please also revise the generic statements referring to the financial and procedural fairness of the offer to "JAVELIN stockholders."

7. Please revise to describe how ARMOUR will "integrate JAVELIN's asset capabilities into ARMOUR's operations" and how this factor supported the filing persons' determination as to fairness.

8. All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in this section concerning ARMOUR's position on the fairness of the tender offer and merger do not appear to address the factors described in clause (iii), (iv), (v), (vi), or (vii) of Instruction 2 to Item 1014 and Item 1014(c) and (d). If ARMOUR did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant. If the procedural safeguards in Item 1014(c) and (d) were not considered, please expand the disclosure to include a statement of the basis for the belief as to fairness despite the absence of these safeguards.

Special Factors
Background of the Tender Offer; Past Contacts, Negotiations and Transactions, page 10

9. We note the disclosure indicating that "ARMOUR engaged Lazard to act as the financial advisor to ARMOUR in connection with the proposed acquisition of JAVELIN" and that on January 8, 2016, "management of ARMOUR discussed materials Lazard was preparing for the board of directors of ARMOUR and potential acquisition terms to be discussed with the board of directors of ARMOUR." All such materials appear to fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and, if written, filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Lazard, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. As indicated in Item 1015 of Regulation M-A, such discussion need only be materially related to the Rule 13e-3 transaction, and the disclosure requirement therein is not limited to reports relating to consideration or the fairness of the consideration or transaction to any party. Revise to summarize the materials and related discussions with Lazard described above, and file any additional written reports, if any, as exhibits pursuant to Item 16 of Schedule 13E-3.

10. We note the disclosure indicating that the Javelin's Special Committee received an opinion from JMP that the consideration to be received by Javelin security holders was fair, from a financial point of view. As discussed in the preceding comment, revise to summarize the opinion provided by JMP in the disclosure document and file it as an exhibit to the Schedule 13E-3. Please note that the Schedule 13E-3 may incorporate by reference to information appearing in other SEC filings, including the Schedule 14D-9 filed by Javelin.

Effects of the Tender Offer and the Merger, page 19

11. The disclosure in this section does not express, in dollar amount and percentage terms, the interests held by the affiliates who are engaged in the Rule 13e-3 transaction both before and after the transaction on a net book value and net earnings basis. Please revise. See Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Summary of the Merger Agreement and Other Agreements, page 20

12. We note disclosure indicating that certain provisions of the merger agreement "were not made for the purpose of providing information about JAVELIN, ARMOUR or Acquisition to holders of JAVELIN Common Stock or any other persons other than the parties to the Merger Agreement" and that such provisions "were made solely for the benefit of the parties to the agreement." Please revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Information about JAVELIN, page 39

13. Based on the disclosure on page 44, it appears that the filing person is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise to include the information required by Item 1010(c)(4) and (c)(5) of Regulation M-A, if applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bryan Pitko, Attorney Advisor, at (202) 551-3203 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Bryan J. Pitko *for*

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions

cc: Via E-mail
        Bradley D. Houser, Esq.
        Christina C. Russo, Esq.
        Akerman LLP